

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2014

Ola Lorentzon
Chief Executive Officer
Knightsbridge Shipping Limited
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08
Bermuda

> **Re: Knightsbridge Shipping Limited**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **and Documents Incorporated by Reference**
> **Filed January 23, 2015**
> **File No. 333-200319**

Dear Mr. Lorentzon:

We have reviewed your responses to the comments in our letter dated December 15, 2014 and have the following additional comments.

Form F-4

Related Party Transactions, page 91

1. We note that you have deleted this sentence from the filing: "Golden Ocean is the commercial manager of Knightsbridge's fleet." Please tell us whether this is a transaction that warrants disclosure in this section.

The Merger, page 93

Opinion of Golden Ocean's Financial Advisor, Fearnley Securities AS, page 95

2. Please disclose in response to our prior comment 30 whether Golden Ocean provided any instructions or imposed any limitations on the scope of Fearnley's investigation.

Ola Lorentzon
Knightsbridge Shipping Limited
February 5, 2014
Page 2

Opinion of Knightsbridge's Financial Advisor, Pareto Securities Inc., page 100

3. We note your response to our prior comment 30 and reissue in part. Please refer to your disclosure about the compensation received by affiliates of Fearnley and Pareto in the last two years. Please quantify the compensation amounts received by the financial advisers' affiliates. See Item 1015(b) of Regulation M-A.

You may contact Kristin Shifflett at (202) 551-3381 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director

cc: Robert E. Lustrin, Esq.
        Seward & Kissel LLP